FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                      INTERNATIONAL HSBC BANKERS TAKE HELM
             AT HSBC NORTH AMERICA AND IN CONSUMER FINANCE DIVISION

Brendan McDonagh has been appointed Chief Executive Officer of HSBC North America Holdings Inc., leading HSBC's banking and consumer finance businesses in the USA and Canada. Niall Booker succeeds Brendan as Chief Executive Officer of HSBC Finance Corporation, and as Chief Operating Officer of HSBC North America.

Brendan, age 49, a Group General Manager with 28 years' international banking experience at HSBC, across Asia, Europe, the Middle East and North America, also becomes a Group Managing Director of HSBC Holdings plc and joins the Group Management Board.

He became Chief Executive Officer of HSBC Finance Corporation in February 2007, directing the Group's consumer finance businesses in the United States and working closely with Group Chief Executive, Michael Geoghegan, on the work out of the mortgage portfolio following the credit deterioration led by weakness in the US housing market. From 2004-2006, Brendan was Chief Operating Officer of HSBC Bank USA, NA, overseeing the significant expansion of the bank's brand, the US retail and commercial network, and the launch of the bank's online savings product, a model now successfully used by HSBC in Taiwan, Korea and Canada.

Niall Booker becomes Chief Executive Officer of HSBC Finance Corporation. He will also succeed Brendan as Chief Operating Officer of HSBC North America. Over a 27-year international career at HSBC, Niall, a Group General Manager, has served three terms in the US. He returned there in March 2007 as Chief Operating Officer of the consumer finance business to direct key business lines, as well as corporate operational and risk management functions.

Niall, age 49, was previously Deputy Chairman and Chief Executive Officer of HSBC Middle East in 2006, and Chief Executive Officer, India in 2002. He joined HSBC in 1981, and has extensive international experience, including retail banking in Brunei and the UK, specialised finance in Hong Kong and banking operations in Abu Dhabi and Trade Finance and corporate banking in Japan.

Commenting on the appointments, Michael Geoghegan, HSBC Group Chief Executive, said: "It's testament to the bench strength at HSBC that last year we were able to send such internationally experienced bankers into our US consumer finance business. In common with most of the industry we face big challenges in North America and Brendan and Niall are leading our work out with the thoroughness and technical expertise you would expect of HSBC."

Completing the North American leadership team are current senior executives:
Paul Lawrence, Chief Executive Officer of HSBC Bank USA, NA and Head of Global Banking and Markets, North America; and Lindsay Gordon, Chief Executive Officer of HSBC Bank Canada.

Brendan McDonagh, Chief Executive Officer of HSBC North America Holdings Inc., added: "It is a privilege to be asked to run HSBC's North American region. I look forward to working alongside my colleagues in the US and Canada to further progress and properly position HSBC North America as a strong contributor to the HSBC Group."

Notes to editors

1. HSBC - North America
HSBC - North America comprises all of HSBC's U.S. and Canadian businesses. The businesses serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit www.hsbcusa.com.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21 February 2008